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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No._____2_______)*


                    INTERNATIONAL ASSETS HOLDING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   459028106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JEROME F. MICELI
                         250 PARK AVENUE S., SUITE 200
                           WINTER PARK, FLORIDA 32789
                                 (407) 629-1400

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JANUARY 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 459028106                                                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       JEROME F. MICELI

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


        00

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



        USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            165,163
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             N/A
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             147,403
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                        17,760
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      165,163
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       10.2
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1.  Security and Issuer

     This statement relates to the shares (the "Shares") of the common stock of International Assets Holding Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789.

Item 2.  Identity and Background

         (a)  Jerome F. Miceli

         (b)  250 Park Avenue S.
              Winter Park, FL.  32789

         (c) The principal occupation of Mr. Miceli is President and CEO of International Assets Advisory Corp. ("IAAC"), a wholly owned subsidiary of the Issuer. IAAC is a full service broker/dealer. Mr. Miceli has been a director of the Issuer since 1990 and also serves as president and treasurer of the Issuer.

         (d)  None

         (e)  None

         (f)  United States of America


Item 3.  Source and Amount of Funds or Other Consideration

         Effective December 31, 1992, the Diego J. Veitia Family Trust (the ("Trust"), which is controlled by Diego J. Veitia, the Chairman of the Issuer, gifted 9,038 shares of the Issuer's common stock to Mr. Miceli. In January, 1993, the Trust gifted another 9,039 shares to Mr. Miceli and granted him an option to purchase an additional 4,519 shares of stock currently owned by the Trust at a price of $1.81 per share. The option is exercisable at will and should Mr. Miceli exercise this option it is anticipated that personal funds will be used to pay for the Shares.

         In November, 1993, the Issuer issued 50,000 of its Shares to Mr. Miceli as compensation for services rendered. The issuer valued these Shares at $1.10 per share or compensation of $55,000.

         Mr. Miceli was granted a stock option under the Issuer's Stock Option Plan in January, 1993. As of January 23, 1998, 40,000 shares became exercisable under this fully vested option.

         Mr. Miceli was granted an additional stock option under the Issuer's Stock Option Plan in December, 1995. As of December 28, 1997, 28,000 shares became exercisable under this partially vested option.

        Shares of the Issuer's Common Stock are purchased and allocated to participants of the International Assets Advisory Corp. Stock Ownership Plan and Trust (the "ESOP"). Shares are purchased with monies contributed by the Employer (IAAC). No employee contributions are permitted to the ESOP and the Employer's contribution is discretionary on an annual basis. The allocations to the participants are effective as of the end of the plan year for the ESOP. The ESOP was first effective on December 30, 1992 and shares have been allocated to participants in each successive year. Mr. Miceli was notified by the ESOP Plan Administrator that total shares allocated to him through plan year 1996 were 16,146.

        As of January 20, 1998, the Issuer paid a 10% stock dividend on all full shares to shareholders of record of December 26,1997. Therefore, the number of shares held by shareholders were increased by 10%. The number of shares available under outstanding options were not increased pursuant to a decision by the Issuer's Board of Directors.

Item 4.  Purpose of Transaction

        Mr. Miceli's acquisition of these shares is directly related to his employment by the Issuer and its subsidiaries. It is Mr. Miceli's intention to hold his currently owned Shares as a long term investment. There are no current plans for the immediate future to exercise his option to purchase the additional 4, 519 Shares from the Veitia Family Trust or to exercise the 40,000 share option or the 28,000 share option from the Stock Option Plan.


Item 5.  Interest in Securities of the Issuer

     (a) The aggregate percentage of Shares of Common Stock reported owned by Mr. Miceli is based upon 1,547,201 shares outstanding as of January 20, 1998, as confirmed by ChaseMellon, the transfer agent for the Issuer. The aggregate of 68,000 shares subject to issuance from the Stock Option Plan upon the exercise of his options are also deemed outstanding for purposes of computing the percentage owned by Mr. Miceli. The aggregate number of shares reported as beneficially owned by Mr.Miceli is 165,163 which constitutes 10.2% of the outstanding Shares of the Issuer.

     (b) By virtue of his ownership Mr. Miceli has the sole power to vote 165,163 shares. Mr. Miceli has the sole power to dispose of 147,403 Shares.

     (c) Other than the 10% stock dividend paid by the Issuer on January 20, 1998, Mr. Miceli has had no transactions during the past sixty days in Shares of the Issuer.

     (d) No person other than Mr. Miceli is known to have the right to receive or the power to direct the receipt of dividends. Should Shares of Common Stock owned within the ESOP be sold, the ESOP would have power to direct the receipt of proceeds for the sale of the shares allocated to Mr. Miceli.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein with reference to the 4,519 shares available as an option from the Diego J. Veitia Family Trust and the 68,000 options available for exercise under the Stock Option Plan, there are no contracts, arrangements or understandings between Mr. Miceli and another person with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

     There are no exhibits to this filing.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1998
                                       -----------------------------------
                                       Signature

                                       Jerome F. Miceli, President,
                                       -----------------------------------
                                       Name/Title